To whom it may concern:                                November 15, 2000

The firm of Barry L. Friedman, P.C., Certified Public Accountant consents to the inclusion of their report of November 15, 2000, on the Financial Statements of CARD-SMART CORP., as of September 30, 2000, in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission.

Very truly yours,

/s/ Barry L. Friedman
---------------------------
Barry L. Friedman
Certified Public Accountant

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